Exhibit (a)(1)

Investor Contacts:	Press Contacts:
Frank Yoshino Vice President, Finance (714) 885-3697	Katherine Lane Manager, Public Relations (714) 885-3828

Dan Burch/Amy Bilbija MacKenzie Partners (212) 929-5500	Andrew Cole/Diane Henry Sard Verbinnen & Co (415) 618-8750
Emulex Board of Directors Unanimously Rejects Broadcom’s $9.25 Per Share Tender Offer and Opposes
Broadcom’s Consent Solicitation
Board Recommends Stockholders Not Tender Their Shares
or Sign Any Gold Consent Card Sent By Broadcom
COSTA MESA, Calif., May 15, 2009 — Emulex Corporation (NYSE:ELX) today announced that its Board of Directors unanimously recommends that Emulex stockholders reject the Broadcom Corporation (Nasdaq: BRCM) $9.25 per share cash tender offer and related consent solicitation. After a thorough review with its financial and legal advisors, the Board determined that the tender offer significantly undervalues Emulex’s long-term prospects and is grossly inadequate, and that the offer and related Broadcom consent solicitation are not in the best interest of Emulex stockholders. The Board therefore unanimously recommends that Emulex stockholders not tender their shares into the offer or sign any gold consent cards received from Broadcom.
The Board cited numerous reasons for rejecting the Broadcom offer, including that it:
•	Significantly undervalues Emulex’s long-term prospects and does not adequately compensate stockholders for their shares;

•	Is opportunistic, given that Broadcom was aware of significant new non-public design wins by Emulex in converged networking prior to making its proposal on April 21, 2009;

•	Does not compensate Emulex’s stockholders for a range of other initiatives being undertaken by Emulex that will start to meaningfully impact earnings within the next year and beyond;

•	Is clearly timed to take advantage of Emulex’s depressed stock price, which has been impacted by the current unprecedented negative macroeconomic conditions;

•	Is funded in significant part by Emulex’s own cash resulting in Broadcom offering only $5.59 per share for the operations of Emulex; and

•	Is highly conditional, creating substantial uncertainty as to whether Broadcom would be required to consummate the Offer.
Emulex set forth details of the basis for the Board’s recommendations in a Solicitation/Recommendation Statement on Schedule 14D-9 and a Preliminary Consent Revocation Statement filed with the Securities and Exchange Commission today. Stockholders with questions can contact Emulex’s information agent and proxy solicitor, MacKenzie Partners, at 1-800-322-2885 or collect at 212-929-5500. Stockholders can also find more information at http://www.emulexvalue.com.
Goldman, Sachs & Co. is serving as financial advisor and Gibson, Dunn & Crutcher LLP is serving as legal advisor to Emulex.
About Emulex
Emulex is the leader in converged networking solutions for the data center. Our Connectivity Continuum architecture provides intelligent networking services that transition today’s infrastructure into tomorrow’s unified network ecosystem. Emulex provides a single framework that intelligently connects every server, network and storage device within the data center. Through strategic collaboration and integrated partner solutions, Emulex provides its customers with industry leading business value, operational flexibility and strategic advantage. Emulex is listed on the New York Stock Exchange (NYSE:ELX) and has corporate headquarters in Costa Mesa, California. News releases and other information about Emulex Corporation are available at http://www.emulex.com.
Safe Harbor Statement
With the exception of historical information, the statements set forth above include forward-looking statements that involve risk and uncertainties. The company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the rapidly changing nature of technology, evolving industry standards and frequent introductions of new products and enhancements by competitors; fluctuation in the growth of Fibre Channel and IP markets; changes in economic conditions or changes in end user demand for technology solutions; fluctuations or delays in customer orders; the highly competitive nature of the markets for Emulex’s products; Emulex’s ability to gain market acceptance for its products; the company’s ability to attract and retain skilled personnel; and the company’s reliance on third-party suppliers. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the company’s filings with the Securities and Exchange Commission, including its recent filings on Forms 8-K, 10-K and 10-Q. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.
IMPORTANT ADDITIONAL INFORMATION
Emulex has filed a preliminary consent revocation statement with the Securities and Exchange Commission (the “SEC”) relating to Broadcom’s solicitation of written consents from Emulex stockholders. Emulex intends to file with the SEC and mail to Emulex stockholders a definitive consent revocation statement. Investors and security holders are urged to read the consent revocation statement and other documents filed by Emulex with the SEC, and any amendments or supplements to those documents, when they are available because they contain or will contain important information. Investors and security holders will be able to obtain free copies of these documents (when available) and other relevant documents filed with the SEC by Emulex through the Web site maintained by the SEC at http://www.sec.gov or by directing a request by mail to MacKenzie Partners, 105 Madison Avenue, New York, NY 10016 or by calling toll-free at 1-800-322-2885 or collect at 212-929-5500. Emulex, its directors and certain of its executive officers are participants in a solicitation of Emulex’s stockholders. Information regarding such participants and their direct or indirect interests, by security holdings or otherwise, is contained in the preliminary consent revocation statement filed by Emulex with the SEC on May 15, 2009.
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